Simpson Thacher & Bartlett llp

2475 Hanover Street

Palo Alto, C.A. 94304

(650) 251-5000

Facsimile (650) 251-5002

Direct Dial Number	E-Mail Address
(650) 251-5110	wbrentani@stblaw.com

                                          April 20, 2021

Re:	Snap One Holdings Corp. Draft Registration Statement on Form S-1 Submitted on April 20, 2021 (the “Registration Statement”) CIK No. 0001856430

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Ladies and Gentlemen:

On behalf of Snap One Holdings Corp. (the “Registrant”), a Delaware corporation, we refer to the above named Registration Statement. We confidentially submitted the Registration Statement for non-public review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on April 20, 2021 and hereby confirm that the Registrant is seeking confidential treatment for the submission of the Registration Statement pursuant to Rule 83 of the Commission.

The Registrant will publicly file the Registration Statement and non-public draft submissions at least 15 days prior to commencement of any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

New York	BEIJING	HONG KONG	Houston	LONDON	Los Angeles	SÃO PAULO	TOKYO	Washington, D.C.

Please do not hesitate to contact me at (650) 251-5110 with any questions you may have regarding this confidential submission. Please send any correspondence to JD Ellis, General Counsel (jellis@control4.com), and to me (wbrentani@stblaw.com).

Very truly yours,

/s/ WILLIAM B. BRENTANI
William B. Brentani

cc:	Snap One Holdings Corp. JD Ellis